UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Calls Annual Shareholders’ Meeting

•	The Board of Directors will present a proposal of declaration and payment of a cash dividend of Ps.2,300 million.

Mexico City, Mexico, March 30, 2023—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), has published a call for its Annual General Ordinary Shareholders’ Meeting to be held on April 21, 2023.

Additional information with regards to several agenda items is being provided to shareholders by clicking here.

The translation of the full text of the meeting call follows:

SHAREHOLDERS´ MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Company”), in compliance with articles 28, section IV of the Mexican Securities Law (“Ley del Mercado de Valores”), and in accordance with Articles 181, 182, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles Thirty Four, Thirty Five and Thirty Six of the Bylaws of the Company, hereby CALLS its shareholders to attend the Annual General Ordinary Shareholders’ Meeting, which will be held, at 10:00 on the 21st day of April, 2023, in the Elite Room of IZA Business Centers Metrópoli Patriotismo, located at Avenida Patriotismo 201, 4th Floor, Colonia San Pedro de los Pinos, Zip Code 03800, Mexico City, where the following matters will be attended:

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

ANNUAL GENERAL ORDINARY SHAREHOLDERS´ MEETING AGENDA

I.	Reports of the Board of Directors in accordance with Article 28, section IV, paragraphs (d) and (e) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2022 and adoption of resolutions thereof.

II.	Reports of the Chief Executive Officer and External Auditor in accordance with Article 28, section IV, paragraph (b) of the Mexican Securities Law, regarding the fiscal year ended December 31, 2022 and adoption of resolutions thereof.

III.	Reports and opinion referred to in Article 28, section IV, paragraphs (a) and (c) of the Mexican Securities Law, including the Fiscal Report referred to in article 76, section XIX of the Income Tax Law and adoption of resolutions thereof.

  Allocation of results of the Company, increase of reserves, approval of the amount for share repurchases, and in its case, declaration of dividends; adoption of resolutions thereof.

  Report regarding the appointment of the three proprietary members of the Board of Directors by the Series "BB" shareholders and adoption of resolutions thereof.

  Ratification and appointment, as the case may be, of the members of the Board of Directors of the Company by the Series "B" shareholders, including the Independent Members and the qualification of independence; adoption of resolutions thereof.

  Ratification and/or designation of the Chairman and Secretary Non-Member of the Board of Directors of the Company, in accordance with the provisions of Article Sixteen of the Company's Bylaws and adoption of resolutions thereof.

  Proposal for the fees to be paid to the members of the Board of Directors during fiscal year 2023 and adoption of resolutions thereof.

  Ratification and/or appointment of the Chairmen of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; adoption of resolutions thereof.

  Appointment of Special Delegates.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address set forth below, starting the fourth business day prior to the meeting date, in accordance with the following terms:

a.	Shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to Articles 290 and 293 of the Mexican Securities Law. The Share Registry will be closed to new entries three days prior to the date of the Shareholders’ Meeting and on the day of such Meeting.
b.	Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company set forth below, or at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or at any national or foreign banking institution, and shall present to the Company the deposit receipt issued by the respective institution for such purposes.
c.	Shareholders may attend the Shareholders’ Meeting in person or through authorized representatives, using a proxy form in accordance with Article 49, section III of the Mexican Securities Law, or any other method of representation authorized by law; therefore, the shareholders shall, as appropriate, in addition to the deposit receipt mentioned in paragraph (b) above, include the proxy form referred to herein. Such proxy form is available at the address set forth below.

d.	Brokerage firms and other financial institutions shall, for purposes of obtaining an entry pass, present a list that contains the name, address, and nationality of each shareholder and the number of shares represented, duly signed by the officer responsible for the preparation of the list.

The share certificates duly deposited with the Secretary of the Board of Directors by the shareholders or their representatives for attendance purposes will be returned after the adjournment of the Meeting in exchange for the deposit receipts issued to the shareholders or their representatives.

Please note that the proxy form and supporting documentation related to the matters listed in the Agenda shall be available to the shareholders at Sala de Juntas of the 5th floor located at Av. Patriotismo 201, Colonia San Pedro de los Pinos, Código Postal 03800, Mexico City, as of the date of publication of this call, from 9:00 AM to 2:00 PM and from 4:00 PM to 7:00 PM.

The Company will inform on a timely manner, in the event any legal provision is issued which requires us to modify the content of the present call.

Mexico City, on the 30th day of March 2023

_____________________________

Adriana Díaz Galindo

Secretary Non Member of the Board of Directors

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated March 30, 2023